July 7, 2016	TSXV – HNC

Hard Creek Nickel Corporation
STOCK OPTIONS GRANTED

(VANCOUVER) – Hard Creek Nickel Corporation (the “Company”) today announces that pursuant to its Stock Option Plan, approved by the TSX Venture Exchange (TSXV) and shareholders, the Company will be granting 2,950,000 stock options to certain Consultants, Directors, Officers and Employees, exercisable at $0.05 per share, expiring June 30, 2021.

On behalf of the Board of Directors of Hard Creek Nickel Corporation,

"Mark Jarvis"

Mark Jarvis, President
HARD CREEK NICKEL CORPORATION

Neither the TSX Venture Exchange nor its’ Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: 604-681-2300
F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com